UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                         THE ELECTRIC NETWORK.COM, INC.,
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                       n/a
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                                 (CUSIP Number)
                                 J. DAVID BROW
       #208-800 NORTH RAINBOW BLVD. LAS VEGAS, NEVADA 89107, (702)948-5072
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                DECEMBER 31, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.
---------
n/a

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           MUIR WOODS INVESTMENT GROUP IBC
                           ----------------------------------------------------
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                 2.        Check the Appropriate Box if a Member of a Group
                          (See Instructions)

                      (a)
                          -----------------------------------------------------
                      (b)
                          -----------------------------------------------------

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                 3.        SEC Use Only
                                       ----------------------------------------
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                 4.        Source of Funds (See Instructions) WC
                                                              -----------------
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
                                                         ----------------------
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                 6.        Citizenship or Place of Organization  Turks & Caicos
                                                               ----------------
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Number of        7.        Sole Voting Power     985,000
                                             ----------------------------------
Shares                     ----------------------------------------------------

Beneficially     8.        Shared Voting Power
                                              ---------------------------------
Owned by                   ----------------------------------------------------
                 9.        Sole Dispositive Power   985,000
Each                                             ------------------------------
                           ----------------------------------------------------
Reporting
                 10.       Shared Dispositive Power
Person                                             ----------------------------
                           ----------------------------------------------------
With
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person  985,000
                                            -----------------------------------
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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
                                                            -------------------
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                 13.       Percent of Class Represented by Amount in Row
                          (11)  5.3%
                          ----------------------------------------------------
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                 14.       Type of Reporting Person (See Instructions)

                           IV
                           ----------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of The Electric Network.com, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #208-800 North Rainbow Blvd. Las Vegas, Nevada 89107.

ITEM 2.  IDENTITY AND BACKGROUND
---------------------------------

(a)        Name:                      Muir Woods Investment Group IBC

(b)        Business Address:          P.O. Box 156 Hibiscus Square
                                      Pond Street, Grand Turk, Turks & Caicos
                                      Islands, BWI

(c)        Present Principal          Investment Group.
           Occupation:

(d)        Disclosure of Criminal     Muir Woods Investment Group IBC has not
           Proceedings:               been convicted in any criminal proceeding
                                      at any time.

(e)        Disclosure of Civil        Muir Woods Investment Group IBC has not
           Proceedings:               been subject to any judgment,  decree or
                                      final order enjoining violations of or
                                      prohibiting  or mandating  activities
                                      subject to federal or state securities
                                      laws or finding any violations with
                                      respect to such laws.

(f)        Citizenship:               Muir Woods Investment Group IBC is
                                      incorporated in the Turks & Caicos.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Muir Woods Investment Group IBC received 985,000 shares of the Issuer's common stock in exchange for $985.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Muir Woods Investment Group IBC acquired 985,000 shares as an investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Muir Woods Investment Group IBC beneficially owns a total of 985,000 shares of the Issuer's common stock as follows:

(a) Muir Woods Investment Group IBC directly owns 985,000 shares of the Issuer's common stock which comprises 5.3% of the Issuer's total issued and outstanding shares.

(b) Muir Woods Investment Group IBC has sole voting and dispositive power as to the 985,000 shares it owns directly.

(c) None.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2003

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Date

/s/ Ervine M. Quelch For and Behalf of APOLLO INVESTMENTS LIMITED-Director
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Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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